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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

AMENDMENT NO. 1

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

iKang Healthcare Group, Inc.
(Name of the Issuer)

iKang Healthcare Group, Inc.
IK Healthcare Holdings Limited
IK Healthcare Investment Limited
IK Healthcare Merger Limited
Yunfeng Fund III, L.P.
Yunfeng Fund III Parallel Fund, L.P.
Taobao China Holding Limited
Boyu Capital Fund III, L.P.
Lee Ligang Zhang
ShanghaiMed, Inc.
Time Intelligent Finance Limited
Boquan He
Top Fortune Win Ltd.

(Names of Persons Filing Statement)

Class A Common Shares, par value US$0.01 per share

American Depositary Shares, each representing 1/2 Class A Common Shares
(Title of Class of Securities)
 45174L108†
(CUSIP Number)

iKang Healthcare Group, Inc. B-6F, Shimao Tower 92A Jianguo Road, Chaoyang District, Beijing, 100022, People's Republic of China Tel: +86 10 5320 6688	IK Healthcare Holdings Limited IK Healthcare Investment Limited IK Healthcare Merger Limited Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong Tel: + 852 2516 6363
Yunfeng Fund III, L.P. Yunfeng Fund III Parallel Fund, L.P. Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong Tel: + 852 2516 6363	Taobao China Holding Limited 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong Tel: +852 2215 5100

Lee Ligang Zhang
ShanghaiMed, Inc.
Time Intelligent Finance Limited
c/o iKang Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road,
Chaoyang District, Beijing, 100022,
People's Republic of China
Tel: +86 10 5320 6688	Boquan He Top Fortune Win Ltd. Unit 3213, Metro Plaza No. 183-187 Tianhe Road (N), Guangzhou, People's Republic of China Tel: +86 20 8755 3248
Boyu Capital Fund III, L.P. Ugland House, 121 South Church Street, Grand Cayman, KY1-1104, Cayman Islands Tel: +1 345 949 8066

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong Telephone +852 2514 7600	Howard Zhang, Esq. Li He, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People's Republic of China Telephone: +86 10 8567 5000	Weiheng Chen, Esq. Jie Zhu, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, Jardine House 1 Connaught Place, Central Hong Kong Telephone: +852 3972 4955

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$1,101,119,073.04	$137,089.32

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$41.20 for the 25,798,867 issued and outstanding Class A common shares of the issuer subject to the transaction plus (b) the product of 1,258,424 Class A common shares underlying outstanding and unexercised options multiplied by US$30.36 per share (which is the difference between the US$41.20 per share merger consideration and the weighted average exercise price of US$10.84 per share for the options) ((a) and (b) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

†
This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A common shares.

i

INTRODUCTION

        This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) iKang Healthcare Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the Class A common shares, par value US$0.01 per share (each, a "Class A Share" and collectively, the "Class A Shares"), and Class C common shares, par value US$0.01 per share (each, a "Class C Share" and collectively, the "Class C Shares"; and the Class C Shares together with the Class A Shares, the "Shares"), including the Class A Shares represented by the American depositary shares, each representing 1/2 of a Class A Share (the "ADSs"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) IK Healthcare Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Holdco"); (c) IK Healthcare Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Holdco ("Parent"); (d) IK Healthcare Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (e) Yunfeng Fund III, L.P., an exempted limited partnership established under the laws of the Cayman Islands ("YF Fund III"); (f) Yunfeng Fund III Parallel Fund, L.P., an exempted limited partnership established under the laws of the Cayman Islands ("YF Fund III Parallel" and together with YF Fund III, "YFC") (g) Taobao China Holding Limited, a company incorporated under the laws of Hong Kong ("Taobao China"); (h) Boyu Capital Fund III, L.P., an exempted limited partnership established under the laws of the Cayman Islands ("Boyu Fund III"); (i) Mr. Lee Ligang Zhang, the chairman of the board of directors and the chief executive officer of the Company ("Mr. Zhang"); (j) Time Intelligent Finance Limited, a company incorporated under the laws of the British Virgin Islands ("Time Intelligent"), which is beneficially owned by Mr. Zhang's family trust; (k) ShanghaiMed, Inc., a company incorporated under the laws of the British Virgin Islands ("ShanghaiMed"), which is wholly-owned by Time Intelligent; (l) Mr. Boquan He, the vice chairman of the board of directors of the Company ("Mr. He"); and (m) Top Fortune Win Ltd., a company incorporated under the laws of the British Virgin Islands ("Top Fortune") (together with Time Intelligent, ShanghaiMed and Mr. He. the "Rollover Shareholders"). Filing Persons (b) through (m) are collectively referred to herein as the "Buyer Group."

        On March 26, 2018, Parent, Merger Sub and the Company entered into an agreement and plan of merger (as amended on May 29, 2018, the "merger agreement") providing for the merger of Merger Sub with and into the Company (the "merger") in accordance with the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "Cayman Islands Companies Law"), with the Company continuing as the surviving company (the "surviving company") and a wholly-owned subsidiary of Parent.

        Under the terms of the merger agreement, if the merger is completed, at the effective time of the merger, each of the Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger and each of the ADSs will be cancelled and cease to exist in exchange for the right to receive US$41.20 per share or US$20.60 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) Shares held by Parent, the Company or any of their respective subsidiaries, (b) Shares issued to the depositary of the Company's ADS program and reserved for the exercise of the options granted under the Company's share incentive plans, (c) certain Shares (including Shares represented by ADSs) beneficially owned by the Rollover Shareholders (the "Rollover Shares") (Shares described under (a) through (c) above are collectively referred to herein as the "Excluded Shares"), and (d) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Cayman Islands Companies Law (the "Dissenting Shares"). The Excluded Shares and ADSs representing such Excluded Shares will be cancelled and cease to exist for no consideration. The Dissenting Shares will be cancelled and cease to exist and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the Cayman Islands Companies Law.

        In addition, at the effective time of the merger, the Company will (a) terminate the Company's share incentive plans adopted in February and April 2013 and March 2014, respectively (the "Share Incentive Plans"), and all relevant award agreements entered into under the Share Incentive Plans, and (b) cancel all options to purchase Shares or ADSs (the "Company Options") under the Share Incentive Plans that are then outstanding and unexercised, whether or not vested or exercisable. As soon as practicable after the effective time of the merger, each holder of a Company Option that is cancelled at the effective time of the merger will have the right to receive an amount in cash equal to the product of (i) the excess, if any, of US$41.20 over the applicable per share exercise price of such Company Option and (ii) the number of Shares underlying such Company Option, except that Company Options to purchase 500,000 Class A Shares held by Mr. Zhang and Company Options to purchase 250,000 Class A Shares held by Ms. Feiyan Huang will be cancelled for no consideration.

        In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plan of merger, including the merger, must be authorized and approved by the affirmative vote of holders of Shares representing at least two-thirds of the voting rights of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of shareholders in accordance with Section 233(6) of the Cayman Islands Companies Law.

        As of the date of this proxy statement, the Rollover Shareholders beneficially own 8,527,846 Class A Shares and 805,100 Class C Shares, including Class A Shares represented by ADSs, which represent approximately 26.6% of the total issued and outstanding Shares and approximately 44.4% of the total voting power of the outstanding Shares. Pursuant to the terms of the support agreement dated as of March 26, 2018 (as amended on May 29, 2018 and as may be further amended from time to time, the "Support Agreement"), by and among the Rollover Shareholders, Mr. Zhang, Parent and Holdco, each Rollover Shareholder will vote all Shares beneficially owned by such Rollover Shareholder in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting of shareholders of the Company.

        The Company will make available to its shareholders a proxy statement (the "proxy statement," a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

        Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

(a)
Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

(b)
Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(c)
Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Market Price of the Company's ADSs, Dividends and Other Matters—Market Price of the ADSs"

(d)
Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Market Price of the Company's ADSs, Dividends and Other Matters—Dividend Policy"

(e)
Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in the Shares and ADSs—Prior Public Offerings"

(f)
Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in the Shares and ADSs"

•
"Special Factors—Related Party Transactions"

Item 3    Identity and Background of Filing Person

(a)
Name and Address. iKang Healthcare Group, Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex F—Directors and Executive Officers of Each Filing Person"

(b)
Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex F—Directors and Executive Officers of Each Filing Person"

(c)
Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex F—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

(a)
(1)  Material Terms—Tender Offers. Not applicable.

(a)
(2)  Material Terms—Merger or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Purposes of and Reasons for the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Special Factors—Accounting Treatment of the Merger"

•
"Special Factors—Material U.S. Federal Income Tax Consequences"

•
"The Extraordinary General Meeting"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(c)
Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(d)
Dissenters' Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Dissenters' Rights of Shareholders and ADS Holders"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Dissenters' Rights"

  •
  "Annex D—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238"

(e)
Provisions for Unaffiliated Shareholders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Provisions for Unaffiliated Shareholders"

(f)
Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Special Factors—Related Party Transactions"

•
"Transactions in the Shares and ADSs"

(b)
Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Purposes of and Reasons for the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Special Factors—Related Party Transactions"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(c)
Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(e)
Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Support Agreement"

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Financing of the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Special Factors—Related Party Transactions"

•
"Special Factors—Voting by the Buyer Group at the Shareholders¡¯ Meeting"

•
"The Merger Agreement and Plan of Merger"

•
"Transactions in the Shares and ADSs"

•
"Annex A—Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors—Purposes of and Reasons for the Merger"

•
"Special Factors—Effect of the Merger on the Company"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(c)
(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Merger"

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Summary Term Sheet—Plans for the Company after the Merger"

•
"Summary Term Sheet—Financing of the Merger"

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Purposes of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Related Party Transactions"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger"

  •
  "Annex B—Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

(a)
Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Summary Term Sheet—Plans for the Company after the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Purposes of and Reasons for the Merger"

(b)
Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

•
"Special Factors—Purposes of and Reasons for the Merger"

•
"Special Factors—Alternatives to the Merger"

•
"Special Factors—Effects on the Company if the Merger is not Completed"

(c)
Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Purposes of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Alternatives to the Merger"

(d)
Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Effect of the Merger on the Company"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Effects on the Company if the Merger is not Completed"

•
"Special Factors—Effect of the Merger on the Company—The Company's Net Book Value and Net Earnings"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Special Factors—Material PRC Income Tax Consequences"

•
"Special Factors—Material Cayman Islands Tax Consequences"

•
"Special Factors—Material U.S. Federal Income Tax Consequences"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

Item 8    Fairness of the Transaction

(a)
-(b)  Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Recommendations of the Special Committee and the Board"

•
"Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger"

•
"Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

•
"Special Factors—Opinion of the Special Committee's Financial Advisor"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Annex C—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

(c)
Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement and Plan of Merger"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"The Extraordinary General Meeting—Vote Required"

(d)
Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Opinion of the Special Committee's Financial Advisor"

•
"Annex C—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

(e)
Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Recommendations of the Special Committee and the Board"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

(f)
Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

Item 9    Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Opinion of the Special Committee's Financial Advisor"

•
"Annex C—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Opinion of the Special Committee's Financial Advisor"

•
"Annex C—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

(c)
Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Where You Can Find More Information"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

(a)
Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing of the Merger"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger"

•
"Annex B—Plan of Merger"

(b)
Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing of the Merger"

(c)
Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Special Factors—Fees and Expenses"

(d)
Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing of the Merger"

•
"The Merger Agreement and Plan of Merger—Financing"

Item 11    Interest in Securities of the Subject Company

(a)
Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b)
Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

(a)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Summary Term Sheet—Support Agreement"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors—Support Agreement"

•
"Special Factors—Voting by the Buyer Group at the Shareholders' Meeting"

•
"The Extraordinary General Meeting—Vote Required"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b)
Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Recommendations of the Special Committee and the Board"

•
"Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger"

•
"Summary Term Sheet—Support Agreement"

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

•
"Special Factors—Support Agreement"

•
"The Extraordinary General Meeting—The Board's Recommendation"

Item 13    Financial Statements

(a)
Financial Information. The audited consolidated financial statements of the Company for the fiscal years ended March 31, 2016 and 2017 are incorporated herein by reference to the Company's Form 20-F for the fiscal year ended March 31, 2017, filed on August 15, 2017 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the nine-month periods ended December 31, 2016 and 2017 are incorporated herein by reference to the Company's 2017 fiscal third quarter earnings release furnished on Form 6-K on March 23, 2018.

  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Financial Information"

  •
  "Where You Can Find More Information"

(b)
Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"The Extraordinary General Meeting—Solicitation of Proxies"

(b)
Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Annex F—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

(c)
Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)
-(1)      Preliminary Proxy Statement of the Company dated            , 2018.

(a)
-(2)      Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)
-(3)      Form of Proxy Card, incorporated herein by reference to Annex G to the proxy statement.

(a)
-(4)      Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the proxy statement.

(a)
-(5)      Press Release issued by the Company, dated March 26, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 26, 2018.

(a)
-(6)      Press Release issued by the Company, dated May 29, 2018, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on May 29, 2018.

(b)
-(1)*    Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and YF Fund III.

(b)
-(2)*    Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and YF Fund III Parallel.

(b)
-(3)*    Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and Taobao China.

(b)
-(4)*    Equity Commitment Letter, dated May 29, 2018, by and between Parent and Boyu Fund III.

(c)
-(1)      Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor, dated March 26, 2018, incorporated herein by reference to Annex C to the proxy statement.

(c)
-(2)*    Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the special committee of the board of directors of the Company, dated March 26, 2018.

(d)
-(1)      Agreement and Plan of Merger, dated March 26, 2018, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)
-(2)      Amendment No. 1 to the Agreement and Plan of Merger, dated May 29, 2018, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)
-(3)      Support Agreement, dated March 26, 2018, by and among the Rollover Shareholders, Mr. Zhang, Parent and Holdco, incorporated herein by reference to Annex E to the proxy statement.

(d)
-(4)      Amendment No. 1 to the Support Agreement, dated May 29, 2018, by and among the Rollover Shareholders, Mr. Zhang, Parent and Holdco, incorporated herein by reference to Annex E to the proxy statement.

(d)
-(5)*    Amended and Restated Limited Guarantee, dated May 29, 2018, by ShanghaiMed in favor of the Company.

(d)
-(6)*    Amended and Restated Limited Guarantee, dated May 29, 2018, by YF Fund III in favor of the Company.

(d)
-(7)*    Amended and Restated Limited Guarantee, dated May 29, 2018, by YF Fund III Parallel in favor of the Company.

(d)
-(8)*    Amended and Restated Limited Guarantee, dated May 29, 2018, by Taobao China in favor of the Company.

(d)
-(9)*    Amended and Restated Limited Guarantee, dated May 29, 2018, by Top Fortune in favor of the Company.

(d)
-(10)*  Limited Guarantee, dated May 29, 2018, by Boyu Fund III in favor of the Company.

(d)
-(11)*  Amended and Restated Interim Investors Agreement, dated May 29, 2018, by and among Holdco, Parent, Merger Sub, Rollover Shareholders, YF Fund III, YF Fund III Parallel, Boyu Fund III, Mr. Zhang and Taobao China.

(f)
-(1)       Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement.

(f)
-(2)       Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the proxy statement.

(g)
Not applicable.

*
Previously filed on May 30, 2018.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: June 22, 2018

iKang Healthcare Group, Inc.
By:	/s/ RUBY LU
	Name:	Ruby Lu
	Title:	Chairman, Special Committee of the Board of Directors

IK Healthcare Holdings Limited
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

IK Healthcare Investment Limited
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

IK Healthcare Merger Limited
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

Yunfeng Fund III, L.P.
By:	Yunfeng Investment III, Ltd., its general partner
By:	/s/ XIN HUANG
	Name:	Xin Huang
	Title:	Authorized Signatory

Yunfeng Fund III Parallel Fund, L.P.
By:	Yunfeng Investment III, Ltd., its general partner
By:	/s/ XIN HUANG
	Name:	Xin Huang
	Title:	Authorized Signatory

Taobao China Holding Limited
By:	/s/ WANG, LIANG
Name: Wang, Liang
Title: Authorized Signatory

Boyu Capital Fund III, L.P.
By:	Boyu Capital General Partner III, L.P., its general partner
By:	Boyu Capital General Partner III, Ltd., its general partner
By:	/s/ LEONG CHU YONG
	Name:	Leong Chu Yong
	Title:	Authorized Signatory

Lee Ligang Zhang
By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang

ShanghaiMed, Inc.
By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang
	Title:	Director

Time Intelligent Finance Limited
By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang
	Title:	Director

Boquan He
By:	/s/ BOQUAN HE
	Name:	Boquan He

Top Fortune Win Ltd.
By:	/s/ BOQUAN HE
	Name:	Boquan He
	Title:	Director